UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF
THE SECURITIES EXCHANGE ACT OF 1934

ISABELLA BANK CORPORATION
(Exact name of registrant as specified in its charter)

Michigan	38-2830092
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

401 North Main Street	Mt. Pleasant	Michigan	48858-1649
(Address of principal executive offices)			(Zip Code)

Securities registered pursuant to Section 12(b) of the Act:

Common stock, no par value per share	The Nasdaq Stock Market LLC
Title of each class to be registered	Name of each exchange on which each class is to be registered

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box. ☒
If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box. ☐
If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box. ☐
Securities Act registration statement or Regulation A offering statement file number to which this form relates (if applicable): Not applicable
Securities to be registered pursuant to Section 12(g) of the Act: None

(Title of class)

(Title of class)

Item 1.    Description of Registrant’s Securities to be Registered.
General
Isabella Bank Corporation (“ISBA”) is incorporated in the State of Michigan. The rights of our shareholders are generally governed by Michigan law, our Articles of Incorporation (as amended, the “Articles of Incorporation”) and our Bylaws (as amended, the “Bylaws”). The terms of our common stock are therefore subject to Michigan law and federal law governing bank holding companies.
The following description of our common stock is a summary and is subject to, and is qualified in its entirety by reference to, the provisions of our Articles of Incorporation and our Bylaws. For more detailed information about the rights of our common stock, you should refer to our Articles of Incorporation, Bylaws and the applicable provisions of Michigan law for additional information.
Authorized Capital Stock. ISBA is authorized to issue 15,000,000 shares of common stock, no par value. As of May 8, 2025, 2025, there were 7,382,394 shares of ISBA common stock issued and outstanding. Each share of ISBA common stock has the same relative rights as, and is identical in all respects with, each other share of common stock.
Dividends. The holders of our common stock are entitled to participate ratably on a per share basis in the payment of dividends when, as and if declared thereon by the Board of Directors of ISBA out of funds legally available for the payment of dividends. The payment of dividends by ISBA is subject to limitations that are imposed by law and applicable regulation.
Voting Rights. The holders of our common stock have exclusive voting rights in ISBA. They elect ISBA’s Board of Directors and act on other matters as are required to be presented to them under Michigan law or as are otherwise presented to them by the Board of Directors. Generally, each holder of common stock is entitled to one vote per share and does not have any right to cumulate votes in the election of directors.
Liquidation. In the event of liquidation, dissolution or winding up of ISBA, the holders of our common stock would be entitled to participate ratably on a per share basis, after payment or provision for payment of all its debts and liabilities, all of the assets of ISBA available for distribution.
Preemptive Rights. Holders of our common stock are not entitled to preemptive rights with respect to any shares that may be issued. The common stock is not subject to redemption and does not have any sinking fund provisions.
Certain Provisions of our Articles or Bylaws
Advance Notice for Shareholder Proposals. Our Bylaws include specific procedures for shareholder proposals, including proposed nominations for directors, to be brought at shareholder meetings including that the shareholder must (1) have the legal right and authority to make the proposal and (2) have given timely notice thereof to the Secretary of ISBA. Notice of a shareholder proposal notice must generally be delivered to the Secretary of ISBA at least 120 days before the date of ISBA’s proxy statement for the prior year. The notice must set forth specific information regarding the shareholder submitting the proposal or nomination and the proposal or director nominee, as described in our Bylaws, and must otherwise comply with the terms of our Bylaws. These requirements are in addition to those set forth in the regulations adopted by the U.S. Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended.
Call of Special Meetings. The Bylaws provide that special meetings of shareholders can be called only by the President or the Secretary of ISBA, or by either of them upon written request, or by vote of a majority of the Board of Directors of ISBA, or by holders of at least a majority of the issued and outstanding shares of ISBA common stock.
Potential Anti-Takeover Effect. Certain provisions of our Articles of Incorporation and Bylaws could make the acquisition of control of ISBA and/or the removal of our existing management or directors more difficult, including:
•Authorized but Unissued Shares. The Board of Directors of ISBA has the power, without shareholder approval, to issue the authorized but unissued shares of our common stock. The Articles of Incorporation authorize fifteen million (15,000,000) shares of common stock, no par value. As of May 8, 2025, there were 7,382,394 shares of ISBA common stock issued and outstanding.
•Classified Board of Directors. The ISBA Board of Directors is divided into three classes, with the directors in each class being elected for a term of three years.

•Filling of Board Vacancies. Vacancies are filled by a vote of the directors then in office. The person who fills any such vacancy holds office until the next election of the class for which the director shall have been chosen and until his or her successor shall be elected and shall qualify or until his or her resignation, death or removal.
•“For Cause” Removal of Directors. Directors of ISBA may be removed from office at any time, but only for cause by the affirmative vote of the holders of a majority of the shares of ISBA common stock entitled to vote thereon.
•Prohibition of Cumulative Voting. The Articles of Incorporation prohibit cumulative voting for the election of directors.
•Super-Majority Vote on Certain Business Combinations. The Articles of Incorporation of ISBA require the affirmative vote of at least 66 2/3% of all issued and outstanding common stock entitled to vote on certain business combinations, including, but not limited to, any merger, consolidation, recapitalization, reclassification, liquidation or dissolution in which ISBA is a party thereto, or the sale or disposition of substantially all of the property and assets of ISBA.
•Amendments to Articles of Incorporation and Bylaws. Amendments to the Articles of Incorporation must be approved by at least 66 2/3% of the issued and outstanding shares of ISBA’s voting stock. The Bylaws may be amended by a two-thirds vote of the Board of Directors of ISBA or the affirmative vote of a majority of the shares of our common stock in attendance at a duly constituted meeting of shareholders. However, any amendment that relates to the classified board provisions of the Bylaws requires the approval of the holders of at least a majority of outstanding shares.
Transfer Agent and Registrar
The transfer agent and registrar for our common stock is Isabella Bank.
Item 2.    Exhibits
In accordance with the “Instructions as to Exhibits” for Form 8-A, no exhibits are required to be filed because no other securities of the Registrant are registered on the Nasdaq Stock Market LLC, and the securities registered hereby are not being registered pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended.

SIGNATURE
Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

ISABELLA BANK CORPORATION

Date:	May 8, 2025	By:	/s/ William M. Schaefer
William M. Schaefer
Chief Financial Officer